UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Q&K International Group Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G7308L 100**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J 102 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing thirty (30) Class A Ordinary Shares.

CUSIP No. G7308L 100

1	Names of reporting persons Crescent Capital Investments Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 411,030,956(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 411,030,956(1)

9	Aggregate amount beneficially owned by each reporting person 411,030,956(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 38.6%(2)
12	Type of reporting person (see instructions) CO

(1)

Represents (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. and (ii) 96,491,652 Class A Ordinary Shares directly held by Innovative Housing Solutions Pte. Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. All of the voting power of Innovative Housing Solutions Pte. Ltd is held by Crescent Capital Investments Ltd. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP No. G7308L 100

1	Names of reporting persons CRESCENT GP LTD.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 411,030,956(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 411,030,956(1)

9	Aggregate amount beneficially owned by each reporting person 411,030,956(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 38.6%(2)
12	Type of reporting person (see instructions) CO

(1)

Represents (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. and (ii) 96,491,652 Class A Ordinary Shares directly held by Innovative Housing Solutions Pte. Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. All of the voting power of Innovative Housing Solutions Pte. Ltd is held by the Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP No. G7308L 100

1	Names of reporting persons David McKee Hand
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 411,030,956(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 411,030,956(1)

9	Aggregate amount beneficially owned by each reporting person 411,030,956(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 38.6%(2)
12	Type of reporting person (see instructions) IN

(1)

Represents (i) 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. and (ii) 96,491,652 Class A Ordinary Shares directly held by Innovative Housing Solutions Pte. Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. All of the voting power of Innovative Housing Solutions Pte. Ltd is held by the Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP No. G7308L 100

1	Names of reporting persons Crescent Green Investments Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 314,539,304(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 314,539,304(1)

9	Aggregate amount beneficially owned by each reporting person 314,539,304(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 29.5%(2)
12	Type of reporting person (see instructions) CO

(1)

Represents 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP No. G7308L 100

1	Names of reporting persons CP QK Singapore Pte Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 314,539,304(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 314,539,304(1)

9	Aggregate amount beneficially owned by each reporting person 314,539,304(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 29.5%(2)
12	Type of reporting person (see instructions) CO

(1)	Represents 314,539,304 Class A Ordinary Shares directly held by CP QK Singapore Pte Ltd. Beneficial ownership information is presented as of December 31, 2019.
(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

CUSIP No. G7308L 100

1	Names of reporting persons Innovative Housing Solutions Pte. Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 96,491,652(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 96,491,652(1)

9	Aggregate amount beneficially owned by each reporting person 96,491,652(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 9.1%(2)
12	Type of reporting person (see instructions) CO

(1)	Represents 96,491,652 Class A Ordinary Shares directly held by Innovative Housing Solutions Pte. Ltd. Beneficial ownership information is presented as of December 31, 2019.
(2)

This percentage is calculated using 1,065,292,221 Class A Ordinary Shares as the dominator, which is equal to 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

Item 1(a).	Name of Issuer:

Q&K International Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Crescent Capital Investments Ltd.

(ii)	CRESCENT GP LTD.

(iii)	David McKee Hand

(iv)	Crescent Green Investments Ltd.

(v)	CP QK Singapore Pte Ltd.

(vi)	Innovative Housing Solutions Pte. Ltd

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i)	Crescent Capital Investments Ltd.: 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(ii)	CRESCENT GP LTD.: 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(iii)	David McKee Hand: One Temasek Avenue, #20-01 Millenia Tower, Singapore 039192

(iv)	Crescent Green Investments Ltd.: 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

(v)	CP QK Singapore Pte Ltd.: One Temasek Avenue, #20-01 Millenia Tower, Singapore 039192

(vi)	Innovative Housing Solutions Pte. Ltd: One Temasek Avenue, #20-01 Millenia Tower, Singapore 039192

Item 2(c).	Citizenship:

(i)	Crescent Capital Investments Ltd.: Cayman Islands

(ii)	CRESCENT GP LTD.: Cayman Islands

(iii)	David McKee Hand: United States of America

(iv)	Crescent Green Investments Ltd.: Cayman Islands

(v)	CP QK Singapore Pte Ltd.: Singapore

(vi)	Innovative Housing Solutions Pte. Ltd: Singapore

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share

Item 2(e).	CUSIP Number:

G7308L 100*

*	This CUSIP number applies to the Class A Ordinary Shares. CUSIP number 74738J 102 applies to the ADSs of the Issuer, each representing thirty (30) Class A Ordinary Shares.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the class of securities of the Issuer reported on for each of the Reporting Persons.

Reporting Person	Number of Class A Ordinary Shares Beneficially Owned(1)	Percent of Class(2)	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote(1)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition(1)
Crescent Capital Investments Ltd.	411,030,956	38.6%	0	411,030,956	0	411,030,956
CRESCENT GP LTD.	411,030,956	38.6%	0	411,030,956	0	411,030,956
David McKee Hand	411,030,956	38.6%	0	411,030,956	0	411,030,956
Crescent Green Investments Ltd.	314,539,304	29.5%	0	314,539,304	0	314,539,304
CP QK Singapore Pte Ltd.	314,539,304	29.5%	0	314,539,304	0	314,539,304
Innovative Housing Solutions Pte. Ltd	96,491,652	9.1%	0	96,491,652	0	96,491,652

(1)

314,539,304 Class A Ordinary Shares are directly held by CP QK Singapore Pte Ltd. and 96,491,652 Class A Ordinary Shares are directly held by Innovative Housing Solutions Pte. Ltd. The majority of CP QK Singapore Pte Ltd.’s voting power is held by Crescent Green Investments Ltd. All of the voting power of Crescent Green Investments Ltd. is held by Crescent Capital Investments Ltd. All of the voting power of Innovative Housing Solutions Pte. Ltd is held by Crescent Capital Investments Ltd. The majority of Crescent Capital Investments Ltd.’s voting power is held by CRESCENT GP LTD. The majority of CRESCENT GP LTD.’s voting power is held by David McKee Hand. Beneficial ownership information is presented as of December 31, 2019.

(2)

The percentage amounts are based on 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

Crescent Capital Investments Ltd.

By:	/s/ David McKee Hand
Name: David McKee Hand
Title: Director

CRESCENT GP LTD.

By:	/s/ David McKee Hand
Name: David McKee Hand
Title: Director

David McKee Hand

By:	/s/ David McKee Hand

Crescent Green Investments Ltd.

By:	/s/ David McKee Hand
Name: David McKee Hand
Title: Director

CP QK Singapore Pte Ltd.

By:	/s/ Yin Shao Siang
Name: Yin Shao Siang
Title: Director

Innovative Housing Solutions Pte. Ltd

By:	/s/ Kam Lian Je Jacinta
Name: Kam Lian Je Jacinta
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement